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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------


                                   SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 --------------

                            STILLWATER MINING COMPANY

                       (Name of Subject Company (Issuer))


                                 NORIMET LIMITED

                      (Names of Filings Persons (Offerors))

                                 --------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                          (including associated rights)

                         (Title of Class of Securities)

                                 --------------

                                   86074Q-10-2

                      (CUSIP Number of Class of Securities)

                                 --------------

                                  Peter Holodny
                                 Norimet Limited
                               10, Babmaes Street
                                    SWIY 6HD
                                 London, England

             (Name,address and telephone number of person authorized
               to receive notices and communications on behalf of
                                 filing persons)

                                    Copy to:

                              David N. Powers Esq.
                               Baker Botts L.L.P.
                          1299 Pennsylvania Ave., N.W.
                             Washington, D.C. 20004
                            Telephone: (202-639-7769


                         Calculation of Registration Fee

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          Transaction Value*                     Amount of Filing Fee*
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
            Not applicable                         Not Applicable
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* As the filing contains only preliminary communications made before the commencement of the tender off, no filing fee is required.

         [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

         [X] third-party tender offer subject to Rule 14d-1.

         [ ] issuer tender offer subject to Rule 13e-4.

         [ ] going-private transaction subject to Rule 13e-3.

         [ ] amendment to Schedule 13D under Rule 13d-2.


         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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                                TABLE OF CONTENTS


Item 12. Exhibits

Exhibit Index

      Exhibit (a)(5)(i) Press Release issued by Stillwater Mining Company and MMC Norilsk Nickel on November 20, 2002

      Exhibit (a)(5)(ii) Press Release issued by MMC Norilsk Nickel and Stillwater Mining Company on November 20, 2002


                                  EXHIBIT INDEX
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
(a)(5)(i)         Press Release issued by Stillwater Mining Company and MMC
                  Norilsk Nickel on November 20, 2002

(a)(5)(ii) Press Release issued by MMC Norilsk Nickel and Stillwater Mining Company and on November 20, 2002

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